                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 11-K

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of
    1934

    For the fiscal year ended December 31, 2000

    Commission File Number 1-5725

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Nichols 401(k) Savings Plan


    B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

       Quanex Corporation
       1900 West Loop South, Suite 1500
       Houston, TX 77027

                          INDEPENDENT AUDITORS' REPORT

The Benefits Committee
Quanex Corporation
Houston, Texas

Re: Nichols 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Nichols 401(k) Savings Plan ("the Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of investments as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP
DELOITTE & TOUCHE, LLP

May 25, 2001

                               QUANEX CORPORATION
                           NICHOLS 401(k) SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                   DECEMBER 31,
                                                           -----------------------------
                                                              2000              1999
                                                           -----------       -----------

Assets:
              Investments at fair value (see Note C)       $50,179,949       $48,402,820

              Participant loans                              1,745,996         1,337,227

              Employee contributions receivable                317,473           247,411
              Employer contributions receivable                206,740           166,134
                                                           -----------       -----------
                                                               524,213           413,545
                                                           -----------       -----------
Net assets available for benefits                          $52,450,158       $50,153,592
                                                           ===========       ===========

                       See notes to financial statements.

                               QUANEX CORPORATION
                           NICHOLS 401(k) SAVINGS PLAN

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS

                                                                           DECEMBER 31,
                                                                  --------------------------------
                                                                      2000                1999
                                                                  ------------        ------------

Investment income:
              Interest and dividends                              $  3,697,748        $  3,862,136
              Net appreciation (depreciation) in fair value
                of investments (see Note C)                         (4,605,444)          3,642,196
                                                                  ------------        ------------
                                                                      (907,696)          7,504,332
                                                                  ------------        ------------

Contributions:
              Employer (net of forfeitures)                          2,069,235           1,514,639
              Employee                                               5,255,888           2,159,361
                                                                  ------------        ------------
                                                                     7,325,123           3,674,000
                                                                  ------------        ------------

Interest on participant loans                                          126,481             104,839
                                                                  ------------        ------------
                   Total additions                                   6,543,908          11,283,171
                                                                  ------------        ------------

Benefit payments                                                     4,335,196           1,904,939
Administrative fees (see Note D)                                         6,997               6,130
                                                                  ------------        ------------
                   Total deductions                                  4,342,193           1,911,069
                                                                  ------------        ------------

Transfers between plans (see Note G)                                    94,851           1,126,088
                                                                  ------------        ------------

Increase in net assets available
  for benefits                                                       2,296,566          10,498,190

Net assets available for benefits:
              Beginning of year                                     50,153,592          39,655,402
                                                                  ------------        ------------
              End of year                                         $ 52,450,158        $ 50,153,592
                                                                  ============        ============

                       See notes to financial statements.

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                             EIN: 38-1872178; PN 017

                               QUANEX CORPORATION
                           NICHOLS 401(k) SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               December 31, 2000

                                                                   Shares/                             Current
                                                                  Par Value           Cost              Value
                                                                  ----------       -----------       -----------

* Fidelity Puritan Fund                                               27,700       $   524,608       $   521,598
* Fidelity Magellan Fund                                              90,729         9,067,486        10,823,981
* Fidelity Contrafund                                                124,184         5,934,688         6,106,141
* Fidelity Growth & Income Fund                                      233,125         7,734,672         9,814,545
* Fidelity Independence Fund                                         141,445         3,713,502         3,113,197
* Fidelity Overseas Fund                                              16,458           645,275           565,670
* Fidelity Balanced Fund                                             191,699         2,828,596         2,911,908
* Fidelity Blue Chip Fund                                             38,510         2,147,801         1,984,421
* Fidelity Asset Manager Fund                                         11,676           214,234           196,395
* Fidelity Low-Priced Stock Fund                                       7,293           167,309           168,603
* Fidelity Government Money Market Fund                            7,954,206         7,954,206         7,954,206
  Templeton Foreign Fund                                              32,410           335,300           335,118
  Neuberger & Berman Partners Trust Fund                               5,776           101,830            97,613
                                                                                   -----------       -----------
              Total Mutual Fund Assets                                              41,369,507        44,593,396

* Quanex Corporation unitized common stock                           474,485         4,349,836         4,564,544
* Fidelity Common/Commingled trust                                 1,022,009         1,022,009         1,022,009
  Participant loans (bearing interest rates from
     7.85% to 10.50%, maturing within five to seven years)                           1,745,996         1,745,996
                                                                                   -----------       -----------
              Total Investments                                                    $48,487,348       $51,925,945
                                                                                   ===========       ===========

*    Party-in-Interest

                               QUANEX CORPORATION
                           NICHOLS 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

A.   DESCRIPTION OF THE PLAN

     The following description of the Nichols 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

     (1) General. The Plan, sponsored by Quanex Corporation (the "Company"), Nichols Aluminum - Alabama, Inc., Nichols Aluminum - Golden, Inc. and Imperial Products, Inc., was established on October 1, 1987, and was amended and restated in its entirety in June 1999. The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It covers substantially all salaried and non-union hourly employees at the Nichols Aluminum divisions and Engineered Products divisions, and bargaining unit employees at the Lincolnshire, Illinois plant. Employees of Temroc Metals, Inc., a subsidiary of Quanex Corporation, are not covered by the Plan as of December 31, 2000. The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

          Effective January 1, 1999, the name of the Plan was changed to the Nichols 401(k) Savings Plan. Effective July 1, 1999, the Decatur Aluminum Corp. Salaried Employees' 401(k) Retirement Plan was merged into the Plan. Effective February 14, 2000, the employees of Nichols Aluminum - Golden, Inc. became participants in the Plan. Effective June 1, 2000, the employees of Imperial Products, Inc. became participants in the Plan.

     (2) Contributions. Participants may elect salary deferrals between 1% and 15% of compensation as defined by the Plan agreement. The Company makes contributions on behalf of employees who have at least one year of service. The Company contribution is based on Company profits and is calculated based on a percentage of the employee's compensation.

     (3) Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of investment income. Investment income allocations are based on individual participant account balances as of the end of the period in which the income is earned.

     (4) Vesting. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.

     (5) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. Upon termination of service, a participant may elect to receive a cash lump-sum distribution equal to the amount of vested benefits in his or her account. Terminated participants with account balances of less than $5,000 will automatically receive a lump sum distribution.

     (6) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Loan terms range up to five years or seven years if used for the purchase of a primary residence. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

     (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined by using the last recorded sales price. The recorded value of the common/commingled trust is at face value, which is fair value.

     (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     (4) Administrative Expenses. The Company pays the administrative expenses of the Plan, except loan set up and carrying fees and redemption fees imposed on certain Fidelity funds.

     (5)  Payment of Benefits. Benefit payments are recorded when paid.

C.   INVESTMENTS

     The following are investments that represent 5 percent or more of the Plan's net assets.

                                                  December 31, 2000                   December 31, 1999
                                               Shares            Amount            Shares           Amount
                                              ---------         ---------         ---------       -----------

Fidelity Magellan Fund                           90,729       $10,823,981            82,483       $11,269,697
Fidelity Contrafund                             124,184         6,106,141           108,821         6,531,426
Fidelity Growth & Income Fund                   233,125         9,814,545           214,485        10,115,115
Fidelity Independence Fund                      141,445         3,113,197            17,943           463,826
Fidelity Balanced Fund                          191,699         2,911,908           218,608         3,357,817
Fidelity Government Money Market Fund         7,954,206         7,954,206         8,358,926         8,358,926
Quanex unitized common stock                    474,485         4,564,544           161,574         1,990,592

     During the years ended 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

                                      2000                1999
                                   -----------        -----------

Fidelity mutual funds              $(4,757,756)       $ 2,788,078
Quanex unitized common stock           152,312            854,118
                                   -----------        -----------
                                   $(4,605,444)       $ 3,642,196
                                   ===========        ===========

D.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $6,997 and $6,130 for the years ended December 31, 2000 and 1999, respectively. In addition, the Plan invests in shares of Quanex Corporation unitized common stock. Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions. As of December 31, 2000 and 1999, the value of Quanex Corporation common stock held by the Plan was $4,564,544 and $1,990,592, respectively.

E.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.   FEDERAL INCOME TAX STATUS

     The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service. The Plan has received a favorable letter of tax determination dated December 22, 1994. As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under Section 501(a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

G.   TRANSFER OF ASSETS

     Account balances and participant loans of $94,851 were transferred from the Nichols 401(k) Savings Plan for Hourly Employees to the Plan in plan year 2000.

     The assets and participant loans of the Decatur Aluminum Corp. Salaried Employees' 401(k) Retirement Plan, totaling $1,126,088, were transferred to the Plan on July 1, 1999.

H.   SUBSEQUENT EVENTS

     Effective April 1, 2001, the Company will contribute 50% of the first 5% of compensation that a participant contributes to the Plan.

     Effective July 1, 2001, the non-union employees of Temroc Metals, Inc. will become participants of the Plan. The assets of the Temroc Metals, Inc. Nonbargaining Unit Employees' 401(k) Plan will be transferred to the Plan on July 2, 2001.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Nichols 401 (k) Savings Plan


Date: June 22, 2001                    /s/ Viren M. Parikh
                                       -----------------------------------
                                       Viren M. Parikh, Benefits Committee

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER        DESCRIPTION
-------       -----------

 23.1         Independents Auditor's Consent